UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

HCSB Financial Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
40413R107
(CUSIP Number)

April 11, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40413R107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 35,968,163 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 35,968,163 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,968,163 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
In addition to the 35,968,163 shares of common stock, par value $0.01 per share ("Common Stock") beneficially owned by EJF Capital LLC, it also beneficially owns 80,318.37 shares of a series of convertible perpetual preferred stock, par value $0.01 per share ("Series A Preferred Stock") of the Issuer.  Subject to certain conditions, each share of Series A Preferred Stock may be converted into 100 shares of Common Stock at any time, provided that upon such conversion, the holder and its affiliates will not own more than 9.9% of the Common Stock.  Because the 35,968,163 shares of Common Stock that are beneficially owned by EJF Capital LLC represent 9.9% of the outstanding shares of Common Stock, EJF Capital LLC may not currently convert any shares of Series A Preferred Stock into shares of Common Stock.

(2)
Based upon beneficial ownership of 35,968,163 shares of Common Stock and 363,314,783 shares of Common Stock outstanding, as reported in the stock purchase agreement dated March 2, 2016 by and among the Issuer and the purchasers identified therein (the "Purchase Agreement"), and as reflected on the Issuer's amended Form 8K filed with the Securities and Exchange Commission on March 9, 2016.

CUSIP No. 40413R107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 35,968,163 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 35,968,163 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,968,163 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
In addition to the 35,968,163 shares of Common Stock beneficially owned by Emanuel J. Friedman, he also beneficially owns 80,318.37 shares of the Issuer's Series A Preferred Stock.  Subject to certain conditions, each share of Series A Preferred Stock may be converted into 100 shares of Common Stock at any time, provided that upon such conversion, the holder and its affiliates will not own more than 9.9% of the Common Stock.  Because the 35,968,163 shares of Common Stock that are beneficially owned by Emanuel J. Friedman represent 9.9% of the outstanding shares of Common Stock, he may not currently convert any shares of Series A Preferred Stock into shares of Common Stock.

(2)
Based upon beneficial ownership of 35,968,163 shares of Common Stock and 363,314,783 shares of Common Stock outstanding, as reported in the March 2, 2016 Purchase Agreement, and as reflected on the Issuer's amended Form 8K filed with the Securities and Exchange Commission on March 9, 2016.

CUSIP No. 40413R107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Sidecar Fund, Serices LLC – Series E
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 35,968,163 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 35,968,163 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,968,163 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
In addition to being the record owner of 35,968,163 shares of Common Stock, EJF Sidecar Fund, Series LLC – Series E is also the record owner of 80,318.37 shares of the Issuer's Series A Preferred Stock.  Subject to certain conditions, each share of Series A Preferred Stock may be converted into 100 shares of Common Stock at any time, provided that upon such conversion, the holder and its affiliates will not own more than 9.9% of the Common Stock.  Because the 35,968,163 shares of Common Stock that are beneficially owned by EJF Sidecar Fund, Series LLC – Series E represent 9.9% of the outstanding shares of Common Stock, it may not currently convert any shares of Series A Preferred Stock into shares of Common Stock.

(2)
Based upon beneficial ownership of 35,968,163 shares of Common Stock and 363,314,783 shares of Common Stock outstanding, as reported in the March 2, 2016 Purchase Agreement, and as reflected on the Issuer's amended Form 8K filed with the Securities and Exchange Commission on March 9, 2016.

Item 1. (a)                      Name of Issuer

HCSB Financial Corporation

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

3640 Ralph Ellis Boulevard
Loris, South Carolina
29569

Item 2. (a)                      Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman; and
(iii)	EJF Sidecar Fund, Series LLC – Series E.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, par value $0.01 per share ("Common Stock")

Item 2. (e)                      CUSIP Number

40413R107

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Sidecar Fund, Series LLC – Series E is the record owner of the number of shares of Common Stock shown on item 9 of its respective cover page.  EJF Sidecar Fund, Series LLC – Series E is also the record owner of 80,318.37 shares of a series of convertible perpetual preferred stock, par value $0.01 per share ("Series A Preferred Stock").  Subject to certain conditions, each share of Series A Preferred Stock is convertible, on a 1-for-100 basis, into shares of Common Stock, so long as EJF Sidecar Fund, Series LLC – Series E and its affiliates do not own more than 9.9% of the Common Stock.

EJF Capital LLC is the managing member of EJF Sidecar Fund, Series LLC – Series E and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Sidecar Fund, Series LLC – Series E is the record owner.

Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April  15, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E
By: Its:	EJF CAPITAL LLC Managing Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

   The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, and EJF Sidecar Fund, Series LLC – Series E, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  April 15, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E
By: Its:	EJF CAPITAL LLC Managing Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer